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November 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grab Holdings Limited

Registration Statement on Form F-4

Originally filed August 2, 2021

File No. 333-258349

Dear Ms. Bagley and Ms. Jaskot:

On behalf of Grab Holdings Limited (the “Company,” “we” or “our”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 18, 2021 (the “Comment Letter”) with respect to Amendment No. 4 to the Registration Statement on Form F-4 filed with the Commission on November 17, 2021 (the “Amendment No. 4”). Concurrently with the filing of this letter, the Company has filed Amendment No. 5 to the Registration Statement on Form F-4 (“Amendment No. 5”) through EDGAR. To facilitate your review, we will separately deliver to you courtesy copies of Amendment No. 5 marked to show changes to Amendment No. 4.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 5 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 5. The changes reflected in Amendment No. 5 include those made in response to the Staff’s comments.

U.S. Securities and Exchange Commission,

November 19, 2021

Amendment No. 4 to Registration Statement on Form F-4, filed November 17, 2021

Risk Factors

Risks Relating to GHL

“GHL will issue GHL Class A Ordinary Shares . . .”, page 111

1.

We note your response to comment 5, and your amended disclosure that the maximum amount of GHL Class A Ordinary Shares that would be issued, excluding the transaction being discussed with respect to the Digital Banking JV, would not exceed 82.3 million GHL Class A Ordinary Shares, which would be equivalent to 2.2% of GHL Ordinary Shares. You also disclose that the joint venture partner would, for every $1 billion of valuation of its stake in the Digital Banking JV (determined at the time of the closing of such transaction), be entitled to 100 million GHL Class A Ordinary Shares, which would be equivalent to 2.6% of GHL Ordinary Shares. Please clarify whether the maximum amount of GHL Class A Ordinary Shares to be issued pursuant to these transactions would be $182.3 million, equivalent to 4.8% of GHL Ordinary Shares, or if you expect the value of the Digital Banking JV partner to be in excess of $1 billion, resulting in additional shares being issued to the partner.

In response to the Staff’s comment, the Company has revised the disclosure on pages 112 and 113 of Amendment No. 5.

Background of the Business Combination, page 155

2.

We note your response to comment 8, including that all relevant information relating to pending or potential material litigation matters related to driver-partners, if any, has been disclosed in the section entitled “Grab’s Business—Legal Proceedings” that begins on page 297 of Amendment No. 3 and in the “Risk Factors” section. However, we were unable to find a description of litigation related to driver-partner incentives in your “Legal Proceedings,” or “Risk Factors” disclosure. We also note that your amended disclosure on page 163 provides additional detail regarding the potential violations of certain anticorruption laws, but is silent as to the pending and potential litigation matters related to driver-partner incentives. Please amend your disclosure describe what specifically the board considered with respect to material litigation matters related to driver-partner incentives, any material discussions about such matters, how the board evaluated the potential risks, and how such matters influenced the negotiations and final terms of the business combination. Please also disclose elsewhere any material information relating to pending or potential litigation matters related to driver-partner incentives.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the reference to litigation related to “driver-partner incentives” was a typographical error, and that such reference should have been to litigation related to “driver-partner classification”. The Company has revised the disclosure to correct this error on page 163 of Amendment No. 5 and to further describe the driver-partner classification litigation matter specifically considered by the AGC Board in response to the Staff’s comment.

In light of this correction, the Company confirms that it is not aware of any pending or potential material litigation matters relating to driver-partner incentives and that the Registration Statement discloses all material litigation matters known to the Company, including those related to driver-partners.

U.S. Securities and Exchange Commission

November 19, 2021

Certain Prospective Operational and Financial Information, page 173

3.

We note your response to comment 11, and your amended disclosure that “Grab’s management expects MTUs to increase as such restrictions are eased and markets reopen.” We also note you disclosure on page 177 that “the impact from COVID-19 has previously resulted in certain positive impacts on the deliveries segment and certain negative impact on the mobility segment as well as overall volatility in demand,” and on page 361, which shows that your MTUs for your deliveries segment increased for the periods presented in your filing. Please amend your disclosure to clarify whether you expect both MTUs in your deliveries and mobility segments to increase once COVID-19 restrictions are ease, or if you expect any decreases in deliveries MTUs to be offset by increases in mobility MTUs.

In response to the Staff’s comment, the Company has revised the disclosure on page 176 of Amendment No. 5.

*         *         *

U.S. Securities and Exchange Commission

November 19, 2021

Please contact Brian V. Breheny at (202) 371-7180, Jonathan B. Stone at +852-3740-4703 or Rajeev P. Duggal at +65-6434-2980 of Skadden, Arps, Slate, Meagher & Flom LLP should you have any questions or require further information.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Christopher Betts, General Counsel, Grab Holdings Inc.

Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

Jonathan Stone, Skadden, Arps, Slate, Meagher & Flom LLP

Rajeev Duggal, Skadden, Arps, Slate, Meagher & Flom LLP

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